SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
Amendment No. __ /*/

Targeted Genetics Corporation
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

87612M3067
(CUSIP Number)

Zachary Prensky 800 Third Avenue, 10th Floor New York, NY 10022 (212) 354-4866
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☑.

/*/    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 87612M3067

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Zachary Prensky
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 811,000
	8.	SHARED VOTING POWER 1,152,000
	9.	SOLE DISPOSITIVE POWER 811,000
	10.	SHARED DISPOSITIVE POWER 1,152,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,963,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP NO. 87612M3067

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Jeffrey Mann
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 25,000
	8.	SHARED VOTING POWER 1,152,000
	9.	SOLE DISPOSITIVE POWER 25,000
	10.	SHARED DISPOSITIVE POWER 1,152,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,177,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP NO. 87612M3067

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Koyote Trading LLC (80-0308646)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,152,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,152,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,152,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14.	TYPE OF REPORTING PERSON OO

ITEM 1.	SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $0.01 per share (the "Common Stock"), of Targeted Genetics Corporation, a Washington corporation (the "Issuer").  The address of the principal executive office of the Issuer is 1100 Olive Way, Suite 100, Seattle, WA 98101.

ITEM 2.	IDENTITY AND BACKGROUND.

This Schedule 13D is being filed by (i) Zachary Prensky, a natural person who is a citizen of the United States (“Mr. Prensky”), (ii) Jeffrey Mann, a natural person who is a citizen of the United States (“Mr. Mann”), and (iii) Koyote Trading LLC, a Delaware limited liability company (“Koyote”; collectively with Mr. Prensky and Mr. Mann, the “Reporting Persons”).  The Reporting Persons previously filed a Schedule 13G on June 11, 2010 with respect to their ownership of shares of Common Stock.

 The business address of each of Mr. Prensky and Mr. Mann, and the address of Koyote’s principal office, is 800 Third Avenue, 10th Floor, New York, NY 10022.  Mr. Prensky and Mr. Mann are employed by Koyote.  Koyote’s principal business is financial investing.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding.

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The purchases of the shares of Common Stock to which this Schedule 13D relates were made on the open market using each of the Reporting Persons’ own funds.  The amount of funds used for such purchases by the Reporting Persons was an aggregate of  $481,850.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons are holding the Issuer’s securities being reported hereunder for investment purposes.  However, consistent with such purposes, the Reporting Persons intend to engage the Issuer in discussions with respect to all potential opportunities for the Issuer to maximize shareholder value, including extraordinary corporate transactions such as selling the Issuer or putting it into a liquidating trust.  As well, to the extent the Reporting Persons believe that shareholder value is not being maximized by the Issuer, the Reporting Persons intend to nominate new members to the Issuer’s Board of Directors.  Reference is also made to the letter sent to the Issuer by the Reporting Persons on August 2, 2010, a copy of which is which is included as an Exhibit to this Schedule 13D.  Consistent with the Reporting Persons’ investment purposes, each of the Reporting Persons reserves the right to acquire additional shares of the Issuer’s Common Stock or dispose of shares of the Issuer’s Common Stock at any time and from time to time in the open market, through privately negotiated transactions or otherwise, depending on market conditions and other investment considerations.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)   Mr. Prensky beneficially owns 1,963,000 shares of Common Stock consisting of (i) 811,000 shares of Common Stock he owns and (ii) 1,152,000 shares of Common Stock owned by Koyote Trading LLC over which he has shared voting and dispositive power.  Based on a total of 22,022,697 outstanding shares of Common Stock of the Issuer (according to information in the Issuer’s public filings) and further in accordance with the beneficial ownership rules, the shares of Common Stock of the Issuer beneficially owned by Mr. Prensky represent approximately 8.9% of the Issuer’s Common Stock.

Mr. Mann beneficially owns 1,177,000 shares of Common Stock consisting of (i) 25,000 shares of Common Stock he owns and (ii) 1,152,000 shares of Common Stock owned by Koyote Trading LLC over which he has shared voting and dispositive power.  Based on a total of 22,022,697 outstanding shares of Common Stock of the Issuer (according to information in the Issuer’s public filings) and further in accordance with the beneficial ownership rules, the shares of Common Stock of the Issuer beneficially owned by Mr. Mann represent approximately 5.3% of the Issuer’s Common Stock.

Koyote beneficially owns 1,152,000 shares of Common Stock, all of which it owns, but over which it has shared voting and dispositive power with Mr. Prensky and Mr. Mann.  Based on a total of 22,022,697 outstanding shares of Common Stock of the Issuer (according to information in the Issuer’s public filings) and further in accordance with the beneficial ownership rules, the shares of Common Stock of the Issuer beneficially owned by Koyote represent approximately 5.2% of the Issuer’s Common Stock.

The Reporting Persons collectively beneficially own an aggregate of 1,988,000 shares of Common Stock.  Based on a total of 22,022,697 outstanding shares of Common Stock of the Issuer (according to information in the Issuer’s public filings) and further in accordance with the beneficial ownership rules, the shares of Common Stock of the Issuer beneficially owned collectively by the Reporting Persons represent approximately 9.0% of the Issuer’s Common Stock.

(b)	Number of shares of Common stock as to which such Reporting Person has:

ZACHARY PRENSKY:
(i)	Sole power to vote or to direct the vote: 811,000
(ii)	Shared power to vote or to direct the vote: 1,152,000
(iii)	Sole power to dispose or to direct the disposition of: 811,000
(iv)	Shared power to dispose or to direct the disposition of: 1,152,000

JEFFREY MANN:
(i)	Sole power to vote or to direct the vote: 25,000
(ii)	Shared power to vote or to direct the vote: 1,152,000
(iii)	Sole power to dispose or to direct the disposition of: 25,000
(iv)	Shared power to dispose or to direct the disposition of: 1,152,000

KOYOTE TRADING LLC:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,152,000
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 1,152,000

(c)   During the past sixty days, Mr. Prensky has not sold any shares of Common Stock and has made the following purchases of shares of Common Stock on the open market:

Date	Number of Shares	Average Price
7/30/2010	4,000	$0.400
7/29/2010	2,000	$0.410
7/27/2010	3,000	$0.399
7/26/2010	2,000	$0.399
7/15/2010	5,000	$0.390
7/13/2010	1,000	$0.420
7/13/2010	2,000	$0.380
7/12/2010	300	$0.400
7/12/2010	1,700	$0.420
6/17/2010	10,000	$0.425
6/7/2010	260	$0.430
6/7/2010	2,135	$0.488
6/7/2010	8,000	$0.470
6/7/2010	9,605	$0.450
6/3/2010	5,000	$0.440
6/2/2010	2,000	$0.440
6/2/2010	5,000	$0.440

During the past sixty days, Mr. Mann has not sold or bought any shares of Common Stock.

During the past sixty days, Koyote has not sold any shares of Common Stock and has made the following purchases of shares of Common Stock on the open market:

Date	Number of Shares	Average Price
7/30/2010	18,500	$0.389
7/29/2010	1,476	$0.402
7/28/2010	6,024	$0.393
7/27/2010	10,000	$0.400
7/26/2010	1,000	$0.389
7/21/2010	15,000	$0.385
7/19/2010	10,000	$0.380
7/16/2010	12,200	$0.382
7/15/2010	12,300	$0.383
7/14/2010	500	$0.396
7/13/2010	40,000	$0.378
7/12/2010	19,000	$0.411
7/9/2010	5,300	$0.411
7/8/2010	300	$0.417
7/7/2010	3,400	$0.380
7/6/2010	5,000	$0.380
7/2/2010	1,000	$0.429
7/1/2010	6,000	$0.373
6/28/2010	10,000	$0.390
6/15/2010	5,000	$0.420
6/9/2010	10,000	$0.450
6/8/2010	5,000	$0.460
6/7/2010	15,000	$0.452
6/4/2010	75,000	$0.442

(d)   Not applicable.

(e)   Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships between the Reporting Person and any person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:  Joint Filing Agreement
Exhibit B:  Letter to Targeted Genetics Corporation, dated August 2, 2010

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 3, 2010	ZACHARY PRENSKY

/s/ Zachary Prensky

Date: August 3, 2010	JEFFREY MANN

/s/ Jeffrey Mann

Date: August 3, 2010	KOYOTE TRADING LLC

By: /s/ Roger Jassie
Roger Jassie, Chief Compliance Officer

ATTENTION:  INTENTIONAL  MISSTATEMENTS  OR OMISSIONS OF FACT CONSTITUTE  FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

Exhibit A

Agreement of Joint Filing of Schedule 13D

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the ownership by each of the undersigned of shares of stock of the Issuer.

Date: August 3, 2010	ZACHARY PRENSKY

/s/ Zachary Prensky

Date: August 3, 2010	JEFFREY MANN

/s/ Jeffrey Mann

Date: August 3, 2010	KOYOTE TRADING LLC

By: /s/ Roger Jassie
Roger Jassie, Chief Compliance Officer

Exhibit B

KOYOTE TRADING LLC

August 2, 2010

Susan Robinson
President & Chief Executive Officer
Targeted Genetics, Inc.
1100 Olive Way
Suite 100
Seattle, WA 98101

Dear Ms. Robinson:

We are the beneficial owners of 1,988,000 or 9% of the companies’ common stock. As one of the largest shareholders of Targeted Genetics, Inc. (the “Company” or “Targeted”) we are extremely concerned that the Company and its’ management will not do their utmost to ensure that the significant value  inherent in the Company’s intellectual property is realized and will accrue to its’ shareholders.

It has been more than seven months since the Company’s January 13th, 2010 press release whereby you made the decision to delist the common stock and continue to reduce personnel costs following the sale of the manufacturing assets of the Company to Genzyme. While certain personnel were let go, there continues to exist a significant amount of overhead which is non-productive. It is our opinion that the time has long since come for the Company to move convincingly to protect shareholders. We do not believe at this late date that shareholders are benefiting from a continued “wait and see” approach, while incurring significant overhead without owning any corresponding operating assets.

In fact, this past April, to the detriment of shareholders, you were personally issued 750,000 shares of common stock as part of an agreement with the Company for your continued employment and the Company’s CFO was granted 500,000 shares. Shareholders were further diluted by a grant two months later to the two Board members who approved your grants; in total Targeted issued 1,370,000 shares. This is more than 6.5% of the total outstanding shares of the Company to reward 4 individuals, none of whom work full-time for the Company! This is precisely the kind of self-dealing, value destroying behavior we want to ensure does not continue.

Instead of continuing with the Company’s current approach which has resulted in extraneous expenses and significant dilution, we believe the Company should engage in a structured sale process whereby the Company could be sold for fair value - which we believe far exceeds the current market capitalization.  To the extent that such a sale process cannot be consummated by years end, the Company should be placed into a liquidating trust in order that all expected cash flows are returned to shareholders and not spent on salaries, R&D or other expenses; considering the current state of the Company such a course would only benefit management and not its’ current shareholders.

We believe the above options are the best course for the Company as the opportunities for both near- and long-term cash flow from the Company’s two marquee intellectual property assets are excellent, as delineated below:

MYDICAR

MYDICAR is a gene therapy currently being developed by Celladon Corp. (“Celladon”) to treat advanced heart failure utilizing Targeted proprietary AAV-1 technology. Over 500,000 Americans are diagnosed with heart failure every year, and there is currently no treatment for those patients. Presently, without a transplant the vast majority of heart failure patients die within 5-7 years.   If MYDICAR is ultimately approved for use by the FDA, Celladon would be required to pay the Company a royalty of 10% of sales, subject to certain reductions in some cases. Celladon is also required to make milestone payments totaling $20 million (including $5 million upon the commencement of a Phase III trial for MYDICAR) as well as a percentage of either a sale or partnership of MYDICAR.

800 Third Avenue – 10th Floor
New York, New York 10022
Telephone (212) 300-2200  Facsimile (212) 838-5820

KOYOTE TRADING LLC

On Sunday, May 30th, 2010, Celladon presented at the European Society of Cardiology (“ESCO”) in Berlin 6-month data from CUPID, its’ Phase II trial of MYDICAR. The CUPID trial was a randomized, double-blind, placebo-controlled study to assess the efficacy and safety of MYDICAR. Locations involved in the trial CUPID included highly respected cardiology centers such as the University of Chicago Medical Center and Columbia University in New York City. The data was presented by the lead investigator on the trial, Dr. Barry Greenberg, Professor of Medicine at the University of California, San Diego, and a past president of the Heart Failure Society of America. A critique of data was given by Dr. Zeiher of the University of Frankfurt. Copies of the slides of both presentations can be found at the following website : http://www.escardio.org/congresses/HF2010/slides-trials/Pages/CUPIDTrial.aspx

The study results showed that that there was a reduction in patients treated with high dose of MYDICAR in cardiovascular events as defined by death, the need for left ventricular assist device (LVAD) or cardiac transplant, worsening of heart failure or heart failure related hospitalizations, which translated into a 50% risk-reduction in favor of high dose MYDICAR. Furthermore, the mean duration of hospitalization in the MYDICAR high dose group during the six-month period was 0.2 days/patient, a substantially shorter period of time than the 2.1 days/patient of the placebo treated group.

Based on our due diligence at the ESCO conference and our confidence that the CUPID trial met and exceeded its’ endpoints, we believe it is very likely that Celladon will initiate a Phase III trial for MYDICAR within the next 6-9 months. This would result in Celladon having to pay Targeted the agreed upon $5 million Phase II initiation milestone payment.

Over the long-term, MYDICAR has the potential to generate a staggering amount of royalties payable to Targeted. We have modeled a successful Phase III trial and launch of MYDICAR, and our medium-case analysis of cash flows from 2012-2015 yield payments to Targeted in excess of $100,000,000.

Glybera

Glybera is a gene therapy treatment developed by Amsterdam Molecular Technologies (“AMT”) for the treatment of Lipoprotein Lipase Deficiency (“LPLD”), an extremely rare condition associated with significant morbidity and mortality. AMT has completed a number of trials of Glybera and is awaiting approval from the EU. Management of AMT, during a recent presentation at the BIO CEO & Investor Conference in New York City, indicated that they expect approval of Glybera in the early part of 2011.

Glybera, similar to MYDICAR, relies upon Targeted’s patented AAV-1 technology.  Although you have not publically released either the size of the milestone payment or the percentage of royalties payable by AMT to Targeted, after conversations with both AMT and industry participants we believe a conservative figure is $1.25m upon approval and 3.5% royalties.

While the addressable market is small as only 300-350 patients exist in Europe, management of AMT is on record as stating that they expect to charge something approaching $750,000 per patient. Assuming AMT reaches its projections, royalties and/or milestones payable to Targeted over the next decade could exceed $6,000,000.

800 Third Avenue – 10th Floor
New York, New York 10022
Telephone (212) 300-2200  Facsimile (212) 838-5820

KOYOTE TRADING LLC

Given all of the above and to the extent a sale does not occur by the end of the year, it is our opinion that there is a very high likelihood that the Company will generate at least $6.25 million in milestone and/or royalty revenues in the first half of 2011. Our position, should this occur, is very clear: at least $5.25 million, or approximately 24 cents a share, should be returned to shareholders. The simplest and most tax-efficient way to do so is to transition the Company into a liquidating trust. Based upon your public statements, Targeted should end 2010 with approximately $2.8 million in cash. By moving towards a liquidating trust and ceasing all non-essential (i.e. expenses not related to maintaining our patent portfolio) Targeted can maintain this cash position and begin returning to shareholders virtually all cash flows arising from its’ intellectual property in 2011.

Transitioning the Company into a liquidating trust gives current shareholders the confidence that Targeted will not engage in any future dilutive stock issuances or value-destroying usages of its’ remaining cash position. Both have been stumbling blocks that have plagued Targeted in the past. Over the past twenty years Targeted burnt through more than $300,000,000 in capital developing products that failed to reach the marketplace - and it’s worth noting that a good portion of that cash burn occurred on your watch as CEO.

We sincerely hope you agree with us that Targeted’s cash flows belong to its’ shareholders. If that is the case, then we are more than willing to work with you to implement the above plan and creating value for all shareholders. If however, you maintain your current “wait and see” approach and continue on a path of enriching management at the expense of shareholders then we intend to vigorously contest the current Board members at the next election and will ensure individuals are elected who will take their duties of care towards shareholders more seriously than the current Board has to date.

The stakes could not be higher. We cannot be more excited about the potential for Glybera to produce revenues to Targeted in 2011, and for MYDICAR to contribute enormous potential royalties over the medium to long term. Again, I reiterate my interest in working together and not at cross-purposes. Based upon our phone conversations with you to date, it seems to us you feel strongly about creating shareholder value. If that is the case than I look forward to working together to unlock the incredible value we feel exists within Targeted.

Zachary Prensky,

Koyote Trading LLC

800 Third Avenue – 10th Floor
New York, New York 10022
Telephone (212) 300-2200  Facsimile (212) 838-5820